Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2022

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents (Note 21)	$194,829	$283,550
Short-term investments (Note 5)	46,430	51,723
Trade and other receivables	135,233	128,150
Income tax receivables	42,736	20,282
Inventories (Note 6)	435,362	500,462
Derivative assets (Note 4a)	6,905	3,995
Prepaid expenses and other current assets	10,805	13,007
	872,300	1,001,169
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,243,142	2,344,551
Long-term inventories (Note 6)	26,773	25,644
Long-term tax receivables	8,809	8,711
Deferred tax assets	54,740	55,953
Long-term investment (Note 9)	112,472	77,410
Goodwill & other assets	5,332	5,146
Total assets	$3,323,568	$3,518,584

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$301,692	$306,087
Derivative liabilities (Note 4a)	245	351
Provisions (Note 11)	12,132	8,041
Lease obligations (Note 12)	13,555	10,663
Debt (Note 13)	7,371	3,400
Income tax payables	23,384	59,133
	358,379	387,675
Non-current liabilities
Long-term provisions (Note 11)	244,690	240,111
Deferred tax liabilities	159,665	184,785
Long-term lease obligations (Note 12)	18,968	19,898
Long-term debt (Note 13)	23,329	11,900
Deferred revenue (Note 14)	14,637	12,516
Other long-term liabilities (Note 15)	26,280	25,691
Total liabilities	845,948	882,576

Equity (Note 16)
Issued capital	3,137,457	3,136,214
Share option reserve	93,266	93,375
Investment revaluation reserve (Note 4c)	(12,205)	—
Deficit	(746,016)	(598,035)
Total equity attributable to Company shareholders	2,472,502	2,631,554
Non-controlling interests	5,118	4,454
Total equity	2,477,620	2,636,008
Total liabilities and equity	$3,323,568	$3,518,584
Contingencies (Note 24)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 10, 2022

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue (Note 22)	$340,469	$382,132	$780,357	$750,231
Cost of sales (Note 22)
Production costs (Note 17)	(288,282)	(199,429)	(567,110)	(392,609)
Depreciation and amortization	(74,327)	(68,540)	(158,853)	(143,633)
Royalties	(9,512)	(11,115)	(19,291)	(20,977)
	(372,121)	(279,084)	(745,254)	(557,219)
Mine operating (loss) earnings (Note 22)	(31,652)	103,048	35,103	193,012

General and administrative	(8,315)	(9,465)	(19,208)	(17,517)
Exploration and project development	(4,175)	(2,103)	(6,974)	(4,583)
Mine care and maintenance (Note 18)	(12,291)	(7,757)	(21,959)	(15,023)
Foreign exchange losses	(5,135)	(2,241)	(8,189)	(4,650)
Impairment charges (Note 8)	(99,064)	—	(99,064)	—
Gains on derivatives (Note 4d)	3,693	3,120	8,055	5,490
(Losses) gains on sale of mineral properties, plant and equipment	(522)	4,146	(699)	4,256
Gains and income from associates (Note 9)	—	3,320	45,033	3,518
Other income	3,650	1,704	4,731	2,558
(Loss) earnings from operations	(153,811)	93,772	(63,171)	167,061
Investment (loss) income (Note 4b)	(7,654)	10,644	(4,828)	(28,389)
Interest and finance expense (Note 19)	(5,299)	(3,579)	(10,494)	(7,420)
(Loss) earnings before income taxes	(166,764)	100,837	(78,493)	131,252
Income tax expense (Note 23)	(6,868)	(29,596)	(18,308)	(67,573)
Net (loss) earnings	$(173,632)	$71,241	$(96,801)	$63,679

Net (loss) earnings attributable to:
Equity holders of the Company	$(173,982)	$70,939	$(97,465)	$63,141
Non-controlling interests	350	302	664	538
	$(173,632)	$71,241	$(96,801)	$63,679

Other comprehensive (loss) earnings, net of taxes
Items that will not be reclassified to net earnings:
Unrealized loss on long-term investment (Note 4c)	$(12,205)	$—	$(12,205)	$—
Total comprehensive (loss) earnings	$(185,837)	$71,241	$(109,006)	$63,679

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(186,187)	$70,939	$(109,670)	$63,141
Non-controlling interests	350	302	664	538
	$(185,837)	$71,241	$(109,006)	$63,679

(Loss) earnings per share attributable to common shareholders (Note 20)
Basic (loss) earnings per share	$(0.83)	$0.34	$(0.46)	$0.30
Diluted (loss) earnings per share	$(0.83)	$0.34	$(0.46)	$0.30
Weighted average shares outstanding (in 000’s) Basic	210,514	210,284	210,489	210,273
Weighted average shares outstanding (in 000’s) Diluted	210,514	210,438	210,489	210,436
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating activities
Net (loss) earnings for the period	$(173,632)	$71,241	$(96,801)	$63,679
Income tax expense (Note 23)	6,868	29,596	18,308	67,573
Depreciation and amortization	74,327	68,540	158,853	143,633
Gains and income from associates (Note 9)	—	(3,320)	(45,033)	(3,518)
Impairment charges (Note 8)	99,064	—	99,064	—
Accretion on closure and decommissioning provision (Notes 11,19)	3,710	1,869	7,420	3,738
Unrealized foreign exchange losses	3,544	1,608	5,872	3,775
Interest expense (Note 19)	1,014	782	1,909	1,825
Investment income (loss) (Note 4b)	7,654	(10,644)	4,828	28,389
Interest paid	(1,389)	(1,245)	(2,759)	(2,460)
Interest received	722	12	740	129
Income taxes paid	(42,446)	(21,019)	(100,719)	(82,352)
Other operating activities (Note 21)	60,910	(13,262)	72,480	(23,005)
Net change in non-cash working capital items (Note 21)	(19,511)	(37,015)	(34,569)	(84,413)
	$20,835	$87,143	$89,593	$116,993
Investing activities
Payments for mineral properties, plant and equipment	$(71,800)	$(63,170)	$(133,253)	$(111,141)
Proceeds from disposition of mineral properties, plant and equipment	65	14,026	7,764	14,796
Proceeds from short-term investments	315	633	1,019	888
Net proceeds from derivatives	3,062	2,584	5,040	5,068
	$(68,358)	$(45,927)	$(119,430)	$(90,389)
Financing activities
Proceeds from common shares issued	$361	$296	$684	$335
Distributions to non-controlling interests	—	(322)	—	(635)
Dividends paid	(25,261)	(14,720)	(50,516)	(29,438)
Proceeds from debt (Note 13)	800	—	800	—
Repayment of debt (Note 13)	(1,111)	—	(1,961)	—
Payment of equipment leases	(3,471)	(2,853)	(6,890)	(5,835)
	$(28,682)	$(17,599)	$(57,883)	$(35,573)
Effects of exchange rate changes on cash and cash equivalents	(842)	11	(1,001)	(1,019)
(Decrease) increase in cash and cash equivalents	(77,047)	23,628	(88,721)	(9,988)
Cash and cash equivalents at the beginning of the period	271,876	133,497	283,550	167,113
Cash and cash equivalents at the end of the period	$194,829	$157,125	$194,829	$157,125
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$—	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the year	—	—	—	—	97,428	97,428	1,134	98,562
Shares issued on the exercise of stock options	65,780	762	(143)	—	—	619	—	619
Shares issued as compensation	133,077	3,312	—	—	—	3,312	—	3,312
Share-based compensation on option grants	—	—	109	—	—	109	—	109
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(933)	(933)	—	(933)
Dividends paid	—	—	—	—	(71,500)	(71,500)	—	(71,500)
Balance, December 31, 2021	210,457,524	$3,136,214	$93,375	$—	$(598,035)	$2,631,554	$4,454	$2,636,008
Total comprehensive loss
Net loss for the period	—	—	—	—	(97,465)	(97,465)	664	(96,801)
Other comprehensive loss	—	—	—	(12,205)	—	(12,205)	—	(12,205)
	—	—	—	(12,205)	(97,465)	(109,670)	664	(109,006)
Shares issued on the exercise of stock options	53,695	916	(232)	—	—	684	—	684
Shares issued as compensation	14,745	327	—	—	—	327	—	327
Share-based compensation on option grants	—	—	123	—	—	123	—	123
Dividends paid	—	—	—	—	(50,516)	(50,516)	—	(50,516)
Balance, June 30, 2022	210,525,964	$3,137,457	$93,266	$(12,205)	$(746,016)	$2,472,502	$5,118	$2,477,620

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$—	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the period	—	—	—	—	63,141	63,141	538	63,679
Shares issued on the exercise of stock options	31,072	405	(70)	—	—	335	—	335
Shares issued as compensation	9,646	325	—	—	—	325	—	325
Share-based compensation on option grants	—	—	54	—	—	54	—	54
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(635)	(635)	—	(635)
Dividends paid	—	—	—	—	(29,438)	(29,438)	—	(29,438)
Balance, June 30 2021	210,299,385	$3,132,870	$93,393	$—	$(589,962)	$2,636,301	$3,858	$2,640,159
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at June 30, 2022, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In late February 2022, the Company's Morococha mine in Peru was placed on care and maintenance due to a requirement to move the processing facilities to allow for the expansion of a neighboring mine.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at June 30, 2022 were as follows:

Location	Subsidiary	Ownership Interest	Accounting	Operations and Development Projects Owned
Canada	Lake Shore Gold Corp.	100%	Consolidated	Bell Creek and Timmins West mines (together "Timmins mine"
Mexico	Plata Panamericana S.A. de C.V.	100%	Consolidated	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Consolidated	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Consolidated	Huaron mine
	Compañía Minera Argentum S.A.	92%	Consolidated	Morococha mine
	Shahuindo S.A.C.	100%	Consolidated	Shahuindo mine
	La Arena S.A.	100%	Consolidated	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	Consolidated	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Consolidated	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este mines
	Minera Joaquin S.R.L.	100%	Consolidated	Joaquin mine
	Minera Argenta S.A.	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2021 (the "2021 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2021 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2021 Annual Financial Statements.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, the Company applied the critical judgements and estimates disclosed in Note 5 of its 2021 Annual Financial Statements.
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$194,829	$—	$—	$194,829
Trade receivables from provisional concentrates sales(1)	—	31,423	—	31,423
Receivables not arising from sale of metal concentrates(1)	86,859	—	—	86,859
Short-term investments	—	46,430	—	46,430
Long-term investment(2)	—	—	112,472	112,472
Derivative assets	—	6,905	—	6,905
	$281,688	$84,758	$112,472	$478,918
Financial Liabilities:
Derivative liabilities	$—	$245	$—	$245
Debt	$30,700	$—	$—	$30,700
(1)Included in Trade and other receivables.
(2)Comprised of the Company's investment in Maverix Metals Inc. ("Maverix") (Note 9).

December 31, 2021	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$283,550	$—	$—	$283,550
Trade receivables from provisional concentrates sales(1)	—	40,020	—	40,020
Receivables not arising from sale of metal concentrates(1)	76,902	—	—	76,902
Short-term investments	—	51,723	—	51,723
Derivative assets	—	3,995	—	3,995
	$360,452	$95,738	$—	$456,190
Financial Liabilities:
Derivative liabilities	$—	$351	$—	$351
Debt	$15,300	$—	$—	$15,300
(1)Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
b)Short-term investments recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments are recorded at FVTPL. The (losses) gains from short-term investments for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Unrealized (losses) gains on short-term investments	$(7,981)	$10,329	$(5,524)	$(28,704)
Realized gains on short-term investments	327	315	696	315
	$(7,654)	$10,644	$(4,828)	$(28,389)
c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s long-term investments are recorded at fair value through other comprehensive income. The (losses) gains from long-term investments for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Unrealized loss on long-term investment	$(12,205)	$—	$(12,205)	$—
d)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains on derivatives for the three and six months ended June 30, 2022 and 2021 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gains on derivatives
Realized gains on derivatives	$3,061	$2,591	$5,040	$5,068
Unrealized gains on derivatives	632	529	3,015	422
	$3,693	$3,120	$8,055	$5,490
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$46,430	$—	$51,723	$—
Long-term investment(1)	112,472	—	—	—
Trade receivables from provisional concentrate sales	—	31,423	—	40,020
Derivative assets	—	6,905	—	3,995
Derivative liabilities	—	(245)	—	(351)
	$158,902	$38,083	$51,723	$43,664
(1)Comprised of the Company's investment in Maverix (Note 9).
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2021.
ii) Valuation Techniques
Short-term and long-term investments
The Company’s short-term and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2022, the Company had receivable balances associated with buyers of its concentrates of $31.4 million (December 31, 2021 - $40.0 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2022, the Company had approximately $25.6 million (December 31, 2021 - $52.3 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries. Risk is transferred to the refineries upon delivery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2022, we had made $17.0 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in “Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and six months ended June 30, 2022.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2022, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded losses of $0.1 million, $0.4 million, and $0.6 million, respectively, on MXN, PEN and CAD derivative contracts for the three months ended June 30, 2022 (2021 - gains of $0.8 million, losses of $1.3 million and gains of $0.4 million, respectively). The Company recorded gains of $0.4 million, gains of $1.7 million, and losses of $0.4, respectively, on MXN, PEN and CAD derivative contracts for the six months ended June 30, 2022 (2021 - losses of $0.1 million, losses of $2.2 million and gains of $0.9 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2022 on its cash and short-term investments was 0.55% and 0.23% (2021 - 0.37% and 0.16%, respectively).
On August 10, 2021 the Company entered into a Sustainability-Linked Credit Facility which replaced the Company's revolving credit facility (the "Credit Facility") (Note 13). There were no amounts drawn during the three and six months ended June 30, 2022 and June 30, 2021 on either the Sustainability-Linked Credit Facility or the Credit Facility.
In June 2021 and May 2022, a wholly-owned Peruvian subsidiary of the Company entered into loan agreements (the "Loans") for the purpose of certain construction financing (Note 13). The Loans incurred an average interest rate of 3.5% during the three and six months ended June 30, 2022 (2021 - 3.6%).
At June 30, 2022, the Company had $32.5 million in lease obligations (December 31, 2021 - $30.6 million) that are subject to an annualized interest rate of 10.7% (2021 - 10.8%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
At June 30, 2022, the Company had outstanding zinc sales contracts to manage exposure to fluctuation in prices. The Company recorded gains of $2.9 million and $1.8 million on these positions during the three and six months ended June 30, 2022. The Company did not enter into zinc contracts during the comparable periods in 2021.
During the three and six months ended June 30, 2021, the Company entered into collars made up of put and call contracts for its exposure to copper but did not enter into copper contracts during the comparable periods in 2022. The Company recorded losses of $0.6 million and $1.2 million during the three and six months ended June 30, 2021.
At June 30, 2022, the Company had outstanding positions of diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company recorded gains of $2.0 million and $4.8 million on Diesel fuel swaps during the three and six months ended June 30, 2022 (2021 - gains of $3.8 million and $8.0 million, respectively).
5. SHORT-TERM INVESTMENTS

	June 30, 2022			December 31, 2021
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$46,430	$20,781	$25,649	$51,723	$20,419	$31,304

6. INVENTORIES

Inventories consist of:

	June 30, 2022	December 31, 2021
Concentrate inventory	$26,932	$30,647
Stockpile ore	31,111	43,216
Heap leach inventory and in process	241,578	286,266
Doré and finished inventory	69,540	81,448
Materials and supplies	92,974	84,529
Total inventories	$462,135	$526,106
Less: current portion of inventories	$(435,362)	$(500,462)
Non-current portion of inventories(1)	$26,773	$25,644
(1)Inventories at Escobal mine, which include $19.5 million (December 31, 2021 - $18.3 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $156.7 million at June 30, 2022 (December 31, 2021 – $203.7 million). The Company recorded write-downs of $62.8 million and $77.2 million for the three and six months ended June 30, 2022 (2021 – recoveries of $7.2 million and $15.4 million, respectively) and were included in cost of sales.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2022			December 31, 2021
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing properties:
Huaron, Peru	$227,490	$(143,068)	$84,422	$224,700	$(141,902)	$82,798
Morococha, Peru (4)	256,126	(175,852)	80,274	277,105	(188,821)	88,284
Shahuindo, Peru	606,268	(150,768)	455,500	590,096	(132,727)	457,369
La Arena, Peru	235,258	(121,360)	113,898	208,306	(105,006)	103,300
La Colorada, Mexico	386,125	(195,864)	190,261	355,471	(185,684)	169,787
Dolores, Mexico(1)	1,764,127	(1,512,905)	251,222	1,738,040	(1,350,908)	387,132
Manantial Espejo, Argentina (2)	522,484	(511,574)	10,910	518,931	(500,244)	18,687
San Vicente, Bolivia	155,879	(115,064)	40,815	151,045	(110,829)	40,216
Timmins, Canada	346,926	(118,460)	228,466	335,488	(103,903)	231,585
Other	29,542	(20,554)	8,988	29,804	(19,664)	10,140
	$4,530,225	$(3,065,469)	$1,464,756	$4,428,986	$(2,839,688)	$1,589,298
Non-Producing Properties:
Land	$6,373	$(871)	$5,502	$6,373	$(871)	$5,502
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	260,103	(2,542)	257,561	257,390	(1,842)	255,548
Timmins, Canada	64,508	—	64,508	63,018	—	63,018
Shahuindo, Peru	3,549	—	3,549	3,549	—	3,549
La Arena, Peru	117,000	—	117,000	117,005	—	117,005
Minefinders, Mexico	76,449	(37,453)	38,996	78,443	(36,975)	41,468
La Colorada, Mexico	77,504	—	77,504	55,370	—	55,370
Morococha, Peru (4)	2,981	—	2,981	2,981	—	2,981
Other	32,690	(12,381)	20,309	32,426	(12,090)	20,336
	$1,207,734	$(429,348)	$778,386	$1,183,132	$(427,879)	$755,253

Total	$5,737,959	$(3,494,817)	$2,243,142	$5,612,118	$(3,267,567)	$2,344,551
(1)Includes previously recorded impairment charges of $672.3 million at June 30, 2022 (December 31, 2021 - $573.3 million).
(2)Includes previously recorded impairment charges of $173.3 million at June 30, 2022 (December 31, 2021 - $173.3 million).
(3)Includes previously recorded impairment charges of $376.1 million at June 30, 2022 (December 31, 2021 - $376.1 million).
(4)Morococha was placed on care and maintenance in February 2022.
Dispositions
On March 29, 2022, the Company received a $7.0 million payment from an arm's length party to be applied to certain costs associated with the closure and reclamation of the Morococha mine processing facility. This payment was included in proceeds from disposition of mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
8. IMPAIRMENT

The Company's impairment expense in respect of the following CGUs for the three and six months ended June 30, 2022 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Dolores impairment expense	$99,064	$—	$99,064	$—
Impairment testing
The Company reviews each of its cash generating units ("CGU"), represented by its principal producing mining properties and significant development projects, for indicators of impairment each period end. The CGU carrying amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
As at June 30, 2022 the Company identified an impairment indicator in the Dolores Mine CGU due to the year-to-date 2022 silver and gold production being less than that expected by management driven by an ore reconciliation shortfall experienced in a recent higher-grade phase of the open pit which is expected to affect Dolores production for the remainder of the year combined with inflationary pressures which have particularly affected this short-life asset. Accordingly, management completed a recoverable value assessment of the Dolores Mine CGU. As a result, the Company recognized an impairment expense of $99.1 million, against the carrying value of the CGU at June 30, 2022, and recorded an NRV adjustment of $55.4 million (Note 6) (Collectively, the "Dolores Impairment").
The recoverable amount was determined applying a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6% weighted average cost of capital, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates and capital expenditures estimates. For the three and six months ended June 30, 2022, the Company's impairment testing incorporated the following key assumptions:
a)Pricing Assumptions
Metal pricing included in the cash flow projections is based on consensus analyst pricing. The metal price assumptions used in the impairment assessment was the following:

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
b)Additional Dolores-specific assumptions affecting the recoverable amount assessment
In 2022, the recoverable amount of the Dolores Mine CGU was negatively impacted by the following:
i) the updated mineral resource and remaining life of mine plan has a reduction in the assumed grades for a certain phase to be mined in 2022, this was informed by 2022 year-to-date silver and gold production being less than expected due to lower than expected grades encountered in this certain section of the open pit;
ii) inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii) the suspension of underground mining operations in Q2 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv) a reduction in the expected duration of economic leaching to the year 2030.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
9. LONG-TERM INVESTMENT

The following table shows a continuity of the Company's long-term investment, classified as financial assets measured at FVTOCI and equity investees:

	FVTOCI	Investment in Associate
	Maverix	Maverix	Total
At December 31, 2020	$—	$71,560	$71,560
Acquisition of shares in associate	—	2,616	2,616
Equity pick-up from equity investees	—	4,510	4,510
Dilution losses	—	(34)	(34)
Adjustment for change in ownership interest	—	(22)	(22)
Dividends received	—	(1,220)	(1,220)
At December 31, 2021	$—	$77,410	$77,410
Equity pick-up from equity investees	$—	$413	$413
Dividends received	—	(325)	(325)
Loss of significant influence	124,677	(77,498)	47,179
Investment revaluation reserve fair value adjustment	(12,205)	—	(12,205)
At June 30, 2022	$112,472	$—	$112,472
Investment in Maverix:
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer has the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the "equity method" whereby the Company's recorded into income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.
The Company's share of Maverix income or loss was recorded based on its 17% interest up until March 31, 2022, representing the Company’s fully diluted ownership.
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2022	December 31, 2021
Trade account payables(1)	$65,079	$77,461
Royalty payables	27,911	24,113
Other accounts payable and accrued liabilities	134,207	107,207
Payroll and severance liabilities	53,809	64,968
Value added tax liabilities	9,583	12,006
Other tax payables	11,103	20,332
	$301,692	$306,087
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
11. PROVISIONS

2022
Closure and decommissioning, December 31, 2021	$242,861
Revisions in estimates and obligations incurred	2,437
Reclamation expenditures	(1,768)
Accretion expense (Note 19)	7,420
Closure and decommissioning, June 30, 2022	$250,950
Litigation	5,872
Total provisions, June 30, 2022	$256,822

Provision classification:	June 30, 2022	December 31, 2021
Current	$12,132	$8,041
Non-Current	244,690	240,111
	$256,822	$248,152
12. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the six months ended June 30, 2022 which have been recorded in mineral properties, plant and equipment on the condensed interim consolidated statements of financial position:

Six months ended June 30, 2022
Opening net book value	$29,496
Additions	8,962
Depreciation	(6,824)
Other	(1,187)
Closing net book value	$30,447
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2022 and December 31, 2021 to their present value for the Company's lease obligations:

	June 30, 2022	December 31, 2021
Within one year	$14,400	$11,690
Between one and five years	16,743	16,676
Beyond five years	15,622	16,934
Total undiscounted lease obligations	46,765	45,300
Less future interest charges	(14,242)	(14,739)
Total discounted lease obligations	32,523	30,561
Less current portion of lease obligations	(13,555)	(10,663)
Non-current portion of lease obligations	$18,968	$19,898

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
13. DEBT

Debt consists of:

	June 30, 2022	December 31, 2021
Loans	$30,700	$15,300
Less: current portion of Loans	(7,371)	(3,400)
Non-current portion of Loans	$23,329	$11,900
In June 2021 and May 2022, a wholly-owned Peruvian subsidiary of the Company entered into five-year, USD denominated, term Loans with a local financial institution for the purpose of certain construction financing. The June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
On August 10, 2021, Pan American entered into an amendment agreement to amend and extend its $500 million Credit Facility, with a maturity date of February 1, 2023, into a $500 million Sustainability-Linked Credit Facility. The Sustainability-Linked Credit Facility features a pricing mechanism allowing for pricing adjustments on drawn and undrawn balances based on the Company's sustainability performance ratings and scores published by MSCI and S&P Global, leaders in ESG and Corporate Governance research and ratings. The Sustainability-Linked Credit Facility matures on August 8, 2025. In addition, the financial covenants include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. The Sustainability-Linked Credit Facility and Credit Facility, respectively, were undrawn at June 30, 2022 and December 31, 2021. As of June 30, 2022, the Company was in compliance with all covenants required by the Sustainability-Linked Credit Facility.
The Sustainability-Linked Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. Subject to pricing adjustment based on sustainability performance ratings and scores, any amounts drawn under the Sustainability-Linked Credit Facility will incur interest at LIBOR plus 1.825% to 2.80%. Undrawn amounts are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores.
The Company did not draw from these credit facilities during the three and six months ended June 30, 2022 and 2021 and incurred $0.5 million and $1.1 million for the three and six months ended June 30, 2022 (2021 - $0.5 million and $1.0 million, respectively) in standby charges on undrawn amounts.
14. DEFERRED REVENUE

On July 11, 2016 the Company recognized a deferred revenue liability after it sold precious metal streams to Maverix whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix and increased by $2.5 million during the three months ended March 31, 2022 to record the deferred revenue previously not recognized while using the equity method of accounting after concluding that it no longer held significant influence of Maverix. The deferred revenue liability was $14.6 million at June 30, 2022 (December 31, 2021 - $12.5 million).

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2022	December 31, 2021
Deferred credit(1)	$20,788	$20,788
Other tax payables	13	16
Severance liabilities	5,479	4,887
	$26,280	$25,691
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2022, the total share-based compensation expense relating to stock options and compensation shares was $1.3 million and $2.6 million (2021 - $1.3 million and $2.1 million, respectively) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three and six months ended June 30, 2022 or the comparative periods in 2021.
During the three and six months ended June 30, 2022, the Company issued 26,765 and 53,695 common shares in connection with the exercise of options (2021 – 28,204 and 31,072 common shares, respectively).
•Compensation Shares
During the three and six months ended June 30, 2022, The Company issued 14,745 common shares to Directors in lieu of Directors’ fees of $0.3 million (2021 – 9,646 common shares in lieu of fees of $0.3 million).
The following table summarizes changes in stock options for the six months ended June 30, 2022 and year ended December 31, 2021:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2020	317,417	$18.78
Granted	53,115	30.70
Exercised	(65,780)	11.77
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at December 31, 2021	279,003	$21.38
Exercised	(53,695)	16.05
Expired	(4,324)	41.62
Forfeited	(697)	39.48
As at June 30, 2022	220,287	$22.23

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes information about the Company's stock options outstanding at June 30, 2022:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at June 30, 2022	Weighted Average Exercise Price CAD$
$9.76 - $17.11	25,847	0.3	$13.20	25,847	$13.20
$17.12 - $24.46	113,367	3.0	$18.47	113,367	$18.47
$24.47 - $31.81	74,165	5.9	$29.52	21,050	$26.54
$31.82 - $39.48	6,908	5.4	$39.48	3,455	$39.48
	220,287	3.7	$22.23	163,719	$19.12
b.PSUs
The Company recorded a recovery of $0.2 million and an expense of $0.5 million for PSUs for the three and six months ended June 30, 2022 (2021 - $0.4 million and $0.6 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2022, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2020	255,559	$8,870
Granted	79,417	2,049
Paid out	(117,328)	(4,539)
Change in value	—	(901)
As at December 31, 2021	217,648	$5,479
Granted	11,614	228
Change in value	—	(1,085)
As at June 30, 2022	229,262	$4,622
c.RSUs
The Company recorded a recovery of $0.2 million and an expense of $1.1 million for RSUs for the three and six months ended June 30, 2022 (2021 - $0.8 million and $1.4 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2022, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2020	396,572	$13,730
Granted	240,366	5,818
Paid out	(197,320)	(4,829)
Forfeited	(13,218)	(329)
Change in value	—	(3,699)
As at December 31, 2021	426,400	$10,691
Forfeited	(8,308)	(164)
Change in value	—	(2,144)
As at June 30, 2022	418,092	$8,383
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
e.Dividends
The Company declared the following dividends for August 10, 2022 and the six months ended June 30, 2022 and 2021:

Declaration Date	Record Date	Dividend per common share
August 10, 2022(1)	August 22, 2022	$0.11
May 11, 2022	May 24, 2022	$0.12
February 23, 2022	March 7, 2022	$0.12
November 9, 2021	November 22, 2021	$0.10
August 10, 2021	August 23, 2021	$0.10
May 12, 2021	May 25, 2021	$0.07
February 17, 2021	March 1, 2021	$0.07
(1)These dividends were declared subsequent to the quarter ended June 30, 2022 and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2021 - 313,883,990 CVRs convertible into 15,600,034 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Materials and consumables	$104,792	$95,376	$199,867	$183,440
Salaries and employee benefits	72,459	83,581	152,463	165,442
Contractors	52,997	46,408	107,541	93,251
Utilities	13,981	11,165	30,041	22,975
Other expense	4,126	13,630	8,897	25,650
Changes in inventories	39,927	(50,731)	68,301	(98,149)
	$288,282	$199,429	$567,110	$392,609
18. MINE CARE AND MAINTENANCE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Escobal	$6,205	$6,012	$12,917	$11,874
Morococha	$4,877	$—	$6,889	$—
Navidad	$1,209	$1,745	$2,153	$3,149
	$12,291	$7,757	$21,959	$15,023

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest expense	$1,014	$782	$1,909	$1,825
Finance fees	575	928	1,165	1,857
Accretion expense (Note 11)	3,710	1,869	7,420	3,738
	$5,299	$3,579	$10,494	$7,420
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2022		2021
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net (loss) earnings for the period	$(173,982)			$70,939
Basic (loss) earnings per share	$(173,982)	210,514	$(0.83)	$70,939	210,284	$0.34
Effect of Dilutive Securities:
Stock Options	—	—		—	154
Diluted (loss) earnings per share	$(173,982)	210,514	$(0.83)	$70,939	210,438	$0.34
(1)Net earnings attributable to equity holders of the Company.

For the six months ended June 30,		2022		2021
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$(97,465)			$63,141
Basic earnings per share	$(97,465)	210,489	$(0.46)	$63,141	210,273	$0.30
Effect of Dilutive Securities:
Stock Options	—	—		—	163
Diluted earnings per share	$(97,465)	210,489	$(0.46)	$63,141	210,436	$0.30
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2022 were 60,023 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2021 – 11,929 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares).
Antidilutive securities which are potentially dilutive in the future but were excluded from diluted earnings per share included 160,264 options for the three months ended June 30, 2022 with no securities excluded for the six months ended June 30, 2022.
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2022	2021	2022	2021
Adjustments for non-cash income statement items:
Net realizable value adjustment for inventories	$62,770	$(7,246)	$77,213	$(15,389)
Gains on derivatives (Note 4d)	(3,693)	(3,120)	(8,055)	(5,490)
Share-based compensation expense	1,311	1,250	2,623	2,130
Losses (gains) on sale of mineral properties, plant and equipment	522	(4,146)	699	(4,256)
	$60,910	$(13,262)	$72,480	$(23,005)

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2022	2021	2022	2021
Trade and other receivables	$3,817	$(9,793)	$(8,560)	$(8,570)
Inventories	(26,420)	(38,429)	(16,085)	(78,363)
Prepaid expenses	3,625	4,426	2,631	2,246
Accounts payable and accrued liabilities	360	7,548	(11,368)	1,133
Provisions	(893)	(767)	(1,187)	(859)
	$(19,511)	$(37,015)	$(34,569)	$(84,413)

Cash and Cash Equivalents	June 30, 2022	December 31, 2021
Cash in banks	$194,829	$283,550
22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$34,626	$21,953	$4,869	$7,804	$22,678
Peru	Huaron	30,522	23,175	2,818	4,529	3,085
	Morococha (2)	(339)	(1,024)	24	661	309
Bolivia	San Vicente	26,071	20,168	3,112	2,791	3,376
Argentina	Manantial Espejo	27,428	32,546	6,957	(12,075)	1,562
Guatemala	Escobal	—	—	—	—	517
Total Silver Segment		118,308	96,818	17,780	3,710	31,527
Gold Segment:
Mexico	Dolores	74,884	107,854	31,716	(64,686)	11,575
Peru	Shahuindo	57,196	32,511	9,231	15,454	7,463
	La Arena	25,197	15,843	5,204	4,150	13,942
Canada	Timmins	64,884	44,768	9,795	10,321	10,127
Total Gold Segment		222,161	200,976	55,946	(34,761)	43,107
Other segment:
Canada	Pas Corp	—	—	105	(105)	89
Argentina	Navidad	—	—	—	—	14
Other	Other	—		496	(496)	534
Total		$340,469	$297,794	$74,327	$(31,652)	$75,271
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended June 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$34,441	$15,506	$5,026	$13,909	$14,383
Peru	Huaron	35,672	20,805	2,564	12,303	2,549
	Morococha	28,805	19,612	3,449	5,744	2,365
Bolivia	San Vicente	22,393	16,778	2,421	3,194	833
Argentina	Manantial Espejo (2)	23,425	19,642	2,388	1,395	2,271
Guatemala	Escobal	—	—	—	—	264
Total Silver Segment		144,736	92,343	15,848	36,545	22,665
Gold Segment:
Mexico	Dolores	92,994	37,859	25,843	29,292	8,337
Peru	Shahuindo	42,459	18,739	6,921	16,799	8,889
	La Arena	43,158	17,595	9,653	15,910	12,507
Canada	Timmins	58,785	44,008	9,911	4,866	13,312
Total Gold Segment		237,396	118,201	52,328	66,867	43,045
Other segment:
Canada	Pas Corp	—	—	119	(119)	84
Argentina	Navidad	—	—	—	—	18
Other	Other (2)	—	—	245	(245)	211
Total		$382,132	$210,544	$68,540	$103,048	$66,023
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Recast comparative to be consistent with current presentation.

For the six months ended June 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$79,348	$46,416	$10,145	$22,787	$35,093
Peru	Huaron	73,655	46,051	5,849	21,755	6,234
	Morococha (2)	21,966	21,157	2,332	(1,523)	660
Bolivia	San Vicente	42,973	33,008	5,099	4,866	6,277
Argentina	Manantial Espejo	60,578	59,295	12,621	(11,338)	2,651
Guatemala	Escobal	—	—	—	—	821
Total Silver Segment		278,520	205,927	36,046	36,547	51,736
Gold Segment:
Mexico	Dolores	167,002	175,362	66,205	(74,565)	25,928
Peru	Shahuindo	123,336	65,556	19,850	37,930	14,150
	La Arena	80,215	44,679	15,566	19,970	26,901
Canada	Timmins	131,284	94,877	20,065	16,342	20,452
Total Gold Segment		501,837	380,474	121,686	(323)	87,431
Other segment:
Canada	Pas Corp	—	—	210	(210)	175
Argentina	Navidad	—	—	—	—	29
Other	Other	—	—	911	(911)	772
Total		$780,357	$586,401	$158,853	$35,103	$140,143
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the six months ended June 30, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$39,771	$19,710	$7,390	$12,671	$23,851
Peru	Huaron	74,174	42,511	5,439	26,224	4,161
	Morococha	53,162	37,776	6,999	8,387	4,756
Bolivia	San Vicente	47,044	32,687	5,357	9,000	1,391
Argentina	Manantial Espejo (2)	52,527	46,038	6,361	128	3,649
Guatemala	Escobal	—	—	—	—	296
Total Silver Segment		266,678	178,722	31,546	56,410	38,104
Gold Segment:
Mexico	Dolores	165,487	66,699	54,424	44,364	17,255
Peru	Shahuindo	100,796	44,511	16,079	40,206	11,711
	La Arena	99,111	36,658	20,904	41,549	27,226
Canada	Timmins	118,159	86,996	19,951	11,212	22,178
Total Gold Segment		483,553	234,864	111,358	137,331	78,370
Other segment:
Canada	Pas Corp	—	—	238	(238)	165
Argentina	Navidad	—	—	—	—	79
Other	Other (2)	—	—	491	(491)	258
Total		$750,231	$413,586	$143,633	$193,012	$116,976
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Recast comparative to be consistent with current presentation.

At June 30, 2022
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$345,413	$63,244	$282,169
Peru	Huaron	124,021	52,277	71,744
	Morococha	112,440	35,712	76,728
Bolivia	San Vicente	85,556	47,604	37,952
Argentina	Manantial Espejo	55,651	26,318	29,333
Guatemala	Escobal	292,097	21,097	271,000
Total Silver Segment		1,015,178	246,252	768,926
Gold Segment:
Mexico	Dolores	491,066	155,405	335,661
Peru	Shahuindo	601,263	196,783	404,480
	La Arena	320,869	109,075	211,794
Canada	Timmins	409,161	69,396	339,765
Total Gold Segment		1,822,359	530,659	1,291,700
Other segment:
Canada	Pas Corp	202,843	20,599	182,244
Argentina	Navidad	194,784	2,529	192,255
	Other	88,404	45,909	42,495
Total		$3,323,568	$845,948	$2,477,620

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$299,038	$52,934	$246,104
Peru	Huaron	117,514	59,975	57,539
	Morococha	124,607	40,494	84,113
Bolivia	San Vicente	88,924	53,264	35,660
Argentina	Manantial Espejo (1)	78,240	29,155	49,085
Guatemala	Escobal	287,811	19,833	267,978
Total Silver Segment		996,134	255,655	740,479
Gold Segment:
Mexico	Dolores	750,220	193,638	556,582
Peru	Shahuindo	591,164	199,450	391,714
	La Arena	317,371	106,799	210,572
Canada	Timmins	419,106	62,196	356,910
Total Gold Segment		2,077,861	562,083	1,515,778
Other segment:
Canada	Pas Corp	176,006	16,492	159,514
Argentina	Navidad	193,077	—	193,077
	Other (1)	75,506	48,346	27,160
Total		$3,518,584	$882,576	$2,636,008
(1)Recast comparative to be consistent with current presentation.

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2022	2021	2022	2021
Refined silver and gold	$250,007	$264,579	$567,404	$543,504
Zinc concentrate	28,203	33,216	56,484	58,501
Lead concentrate	36,402	35,878	85,324	53,735
Copper concentrate	11,648	29,613	40,053	59,447
Silver concentrate	14,209	18,846	31,092	35,044
Total	$340,469	$382,132	$780,357	$750,231
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Current income tax expense	$11,738	$25,893	$42,224	$52,469
Deferred income tax (recovery) expense	(4,870)	3,703	(23,916)	15,104
Income tax expense	$6,868	$29,596	$18,308	$67,573
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2022 and the comparable periods for 2021 were changes in the recognition of certain deferred tax assets primarily due to the Dolores impairment, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2022 and December 31, 2021, and for the
three and six months ended June 30, 2022 and 2021
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Earnings (loss) before taxes and non-controlling interest	$(166,764)	$100,837	$(78,493)	$131,252
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax (recovery) expense based on above rates	$(45,026)	$27,226	$(21,193)	$35,438
Increase (decrease) due to:
Non-deductible expenditures	605	1,380	2,611	2,747
Foreign tax rate differences	(11,143)	3,921	(9,642)	7,836
Change in net deferred tax assets not recognized	8,877	(7,296)	(2,808)	7,294
Derecognition of deferred tax assets previously recognized (1)	50,356	—	50,356	—
Effect of other taxes paid (mining and withholding)	3,196	5,633	7,811	14,007
Effect of foreign exchange on tax expense	(134)	(5,179)	(11,596)	2,483
Non-taxable impact of foreign exchange	1,186	4,043	3,679	1,497
Change in non-deductible portion of reclamation liabilities	(787)	1,802	596	(1,441)
Other	(262)	(1,934)	(1,506)	(2,288)
Income tax expense	$6,868	$29,596	$18,308	$67,573
(1)Attributable to the loss of tax attributes as a result of the Dolores Impairment (Note 8).
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence (Note 9). There were no other related party transactions for the three and six months ended June 30, 2022 and 2021.

PAN AMERICAN SILVER CORP.	25